ACQUICOR TECHNOLOGY INC.



Initial Public Offering

Gil Amelio

Ellen Hancock

Steve Wozniak

January 2006

CONFIDENTIAL

ACQUICOR TECHNOLOGY INC.

Risks & Forward-Looking Statements

An investment in Acquicor Technology Inc. (Acquicor) units involves a high degree of risk. You should consider carefully all of the material risks described in the section entitled "Risks" beginning on page 9 of the prospectus, together with the other information contained in the prospectus, before making a decision to invest in Acquicor's units. If any of the risks described in the prospectus occur, Acquicor's business, financial conditions and results of operations may be materially adversely affected. In that event, the trading price of Acquicor's securities could decline, and you could lose all or part of your investment. Additional risks not currently known to Acquicor or deemed immaterial by it may also harm Acquicor or affect your investment. In addition, both this presentation and the prospectus referred to herein contain "forward-looking" statements that are based on current expectations, estimates and prospects about the industry we are targeting, our beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," and "estimates" and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements.

Although we believe that the assumptions on which these forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be inaccurate. Important assumptions include our ability to identify attractive acquisition targets, obtain, if needed, debt financing and receive sufficient time from our directors and officers. In light of these and other uncertainties, the inclusion of a forward-looking statement in this presentation, or in the prospectus referred to herein, should not be regarded as a representation by us that our plans and objectives will be achieved. You should not place undue reliance on these forward-looking statements.

ACQUICOR TECHNOLOGY INC.

Offering Summary

▪ **Issuer:**	Acquicor Technology Inc.
▪ **Proposed Exchange:**	AMEX
▪ **Offering Amount:**	$102,000,000
• 15% Greenshoe	$117,300,000
▪ **Units Offered:**	17,000,000 units @ $6.00
• Shares of Common Stock (1 share/unit)	17,000,000 shares
• Warrants (2 warrants/unit)	34,000,000 warrants
▪ **Sponsor Support:**	$2,000,004 of non-participatory units
▪ **Held in Trust:**	$97,478,000
• Percent of Total	95.6%
• Per Unit	$5.73/unit
• Underwriting Fee	5% upfront/2% upon completion of acquisition
▪ **Use of Proceeds:**	To acquire one or more operating businesses in the technology sector
▪ **Expected Pricing:**	February 2006
▪ **Underwriters:**	ThinkEquity Partners, CRT Capital Group Wedbush Morgan, GunnAllen Financial, Inc.

CONFIDENTIAL

ACQUICOR TECHNOLOGY INC.

Investment Highlights

- Our objective is to acquire a company in the technology industry that offers us an opportunity to leverage the IP convergence mega trend
- Management and Director team with extensive public and private company operating experience
  - Track record of successful turnarounds and innovation
  - History of making money for investors

Vision and Innovation	+	Undifferentiated, Underperforming Company	=	Outsized Value Creation

- Convergence of technologies and markets is a major catalyst for growth opportunities
- Compelling SPAC structure
  - Significant upside potential, strong downside protection
  - Flexibility to offer both cash and stock in an acquisition
  - Ability to pursue acquisitions substantially larger than proceeds raised
- Extensive sourcing network – ability to complete an M&A deal

CONFIDENTIAL

Creating New Value


Management Team
▪ Complementary strengths
▪ Deep knowledge of information technology
▪ History of creating value
VISION
Market Opportunity
▪ New era of technology
▪ WW adoption of IP-Convergence
▪ Demand for integrated applications
TRENDS IN THE MARKETPLACE
Target Company
▪ Strong fundamentals, but underperforming
▪ Some unique intellectual property
▪ Growth capital/mgmt
SUCCESSFUL ACQUISITION
[redacted]

CONFIDENTIAL

Team

Gil Amelio
Chairman and CEO
" Proven Leader with History of Creating Value "

Ellen Hancock
President and COO
"Software and Networking Expert"

Steve Wozniak
EVP and CTO
"The Visionary"

[redacted]

World Class Team

"Deep Industry Relationships"

[redacted]

[redacted]

[redacted]

[redacted]

CONFIDENTIAL

ACQUICOR TECHNOLOGY INC.

Experienced Management Team

- **Gilbert F. Amelio, PhD - Chairman and Chief Executive Officer**
  - President of Rockwell Communication Systems
  - President, CEO and Chairman of National Semiconductor Corporation
  - CEO and Chairman of Apple Computer
  - Senior Partner, Sienna Ventures
  - Director, AT&T Inc.
- **Ellen M. Hancock - President and Chief Operating Officer**
  - SVP and Group Executive, IBM Corporation
  - CEO and Chairman, Exodus Communications, Inc.
  - COO, National Semiconductor Corporation
  - CTO, Apple Computer
  - Board of Directors: Aetna, Colgate-Palmolive, Electronic Data Systems, Watchguard Technologies
- **Steve Wozniak - Executive Vice-President and Chief Technical Officer**
  - Co-founder, Apple Computer
  - Engineer, Hewlett Packard Company
  - Co-founder and President, CL9
  - Founder, President and CTO, Wheels of Zeus

ACQUICOR TECHNOLOGY INC.

Experienced Independent Directors & Special Advisors

- **Moshe I. Meidar – Chairman and CEO, Maxcor**
  - Turnaround specialist
  - Revitalized 50 companies, increasing corporate value by hundreds of millions of dollars
- **John P. Kensey – Founder and Managing member, Avalon Capital**
  - Experienced early stage investor
  - Consultant, McKinsey & Company
- **Harold Clark, PhD – Principal, Global Capital Markets, Inc.**
  - President, Ingram Micro
  - Serial CEO (Everex, AmeriQuest Technologies, XCD)
- **Robert Miles – Author, Professor & Consultant, Organizational Effectiveness**
  - Creator of Accelerated Corporate Transformation (ACT) methodology
  - Utilized at General Electric, IBM Global Services, National Semiconductor, Office Depot, Rockwell International, Southern Company and Symantec, among others
- **George Scalise – President, Semiconductor Industry Association**
  - Semiconductor expert
  - Public policy

ACQUICOR TECHNOLOGY INC.

Extensive Sourcing Network

Acquicor has extensive personal and professional contacts and sources to provide preferential access to acquisition opportunities


Private Equity
Venture Capital
Public Companies
Private Companies
Professional Societies
Academia
Investment Banks
Accountants
Attorneys

Target Acquisition

CONFIDENTIAL

Gil Amelio Experience Record
Rockwell Semiconductor

1983-1987

- President of Rockwell Semiconductor Products Unit
- Repositioned the Unit, responsible for birth of the Rockwell Modem
- Became #1 performing division of Rockwell in 1986, vs. worst performing in 1983 (out of 25 divisions)

1988-1991

- President of Rockwell Communications Systems Divisions:
  - –Transmission Systems (sold in 1991)
  - –Switching Systems
  - –Semiconductor Products

1999

- RCS spun-off as Conexant


1983
1991
1999
$100M
$500M
$2.9B

Prior to leaving for National Semiconductor, laid the foundation for successors to grow the Semiconductor Unit to a $2.9 billion IPO

1983
$100 million value

1991
$500 million gain on sale of Rockwell Transmission Systems Division to Alcatel

1999
$2.9 billion Conexant IPO

CONFIDENTIAL

ACQUICOR TECHNOLOGY Inc.

Gil Amelio Experience Record
National Semiconductor


NET INCOME
10 Years
$300
$200
$100
$0
-$100
-$200
-$300
FY88
FY90
FY93
FY94
FY95
FY96

Note: Numbers in $mm.

- **Profitability:**
  - From negative retained earnings to $100 million quarterly profit (1991 to 1995)
- **Market Cap[a]:**
  - $524 million to $4.5 billion
- **Mixed Signal Technology:**
  - Identified the importance of integrating analog and digital methods
  - Utilized these mixed-signal processes to lead the moving and shaping information market segments of the 1990's


RETURN ON STOCKHOLDER EQUITY
10 Years
30%
20%
10%
0%
-10%
-20%
-30%
FY86
FY87
FY88
FY89
FY90
FY91
FY92
FY93
FY94
FY95
FY96


STOCK PRICE PERFORMANCE (a)
Closing Stock Price
Trading Volume
$40
$30
$20
$10
$0
8,000
6,000
4,000
2,000
0
647.6X
Dec-90
Aug-91
May-92
Feb-93
Oct-93
Jul-94
Mar-95

Note: Share data in thousands.
(a) From December, 1990 through September, 1995.

CONFIDENTIAL

ACQUICOR TECHNOLOGY INC.

Gil Amelio Experience [illegible] Apple Computer

- Improved Capital Structure
  - Raised additional capital of $660M
  - Converted excess inventories to cash ($1.4B)
- Improved product quality
- Reduced costs
- Negotiated and executed NeXT acquisition (Unix-based core technology)
- Brought founders Steve Jobs and Steve Wozniak back to Apple
- Renewed Competitive Foundation

Apple Computer Stock Price Performance[a]


Daily Closing Stock Price
$35
$30
$25
$20
$15
$10
$5
$0
Daily Trading Volume in 000'S
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
Jan-96
Jan-97
Jan-98
Jan-99
Volume in 000'S
Apple Computer Inc.

(a) From February, 1996 through January, 2000.

CONFIDENTIAL

Convergence of Technologies


Analog
Digital
Telecom
Computing
Content
I-net/ETs
Software
Convergence
of
Technologies

CONFIDENTIAL

Convergence in Communications


Internet Camera
Entertainment Center
Monitor
Network Printer
Wireless Pad
Digital Picture Frame
Smart Appliances
Internet Phone

CONFIDENTIAL

ACQUICOR TECHNOLOGY Inc.

We Are Entering a Major New Cycle

- Four computing cycles over the last 50 years
  - Mainframe ➡ Minicomputer ➡ Personal Computer ➡ PC Internet (Narrowband)
- Entering the biggest two cycles ever
  - PC Internet (Broadband) and Mobile Internet
- Why now?
  - Broadband becoming pervasive
  - Internet mobile devices (essentially small computers) becoming pervasive
  - Global technology innovation at an all time high

Source: Mary Meeker, Morgan Stanley

CONFIDENTIAL

The World is Changing in a Dramatic Way


Transporting more information to the consumer
Always-On Products and Services
Open Standards
Horizontally-integrated Business Designs
Huge Bandwith
Network Ubiquity
True Networking
Digital Media
Software
Consumer Electronics
Semiconductors
Telecommunications

CONFIDENTIAL

ACQUICOR Technology Inc.

Market Opportunity

Focus on businesses positioned to take advantage of the vast market and technology shifts driven by the IP convergence mega trend

- The convergence of the IT sectors are resulting in an increase of integrated product and service offerings
- The Internet has led to the broad adoption of the "IP Standard"
- IP convergence is becoming a major catalyst for growth opportunities
- In order to make their businesses responsive to these market trends, many companies have a need for experienced management, visionary leadership and growth capital

ACQUICOR TECHNOLOGY INC.

Investment Highlights

- World class team
- IP Convergence focus = acquisition and growth opportunities
- Extensive sourcing network – ability to complete an M&A deal
- Significant upside potential, limited downside risk
- History of making money for investors

Vision and Innovation	+	Undifferentiated, Underperforming Company	=	Outsized Value Creation

CONFIDENTIAL

ACQUICOR TECHNOLOGY INC.



Appendix

CONFIDENTIAL

ACQUICOR TECHNOLOGY INC.

Structure of Acquicor Technology Inc.

Gross Proceeds:	$102 million + 15% greenshoe
Unit Price:	$6.00 (17.0 million units)
Unit Structure:	1 common share at $6.00, 2 warrants exercisable at $5.00
Warrant Redemption:	Warrants may be redeemed after they become exercisable with a minimum of 30 days prior notice of redemption, at a price of $0.01 per warrant and <u>IF</u> common stock trades at $8.50 for 20 trading days within a 30 trading day period ending 3 business days before notice of the redemption
Exchange:	AMEX
Trading:	Units decouple and trade separately 20 days after the earlier to occur of (i) expiration of over-allotment option; or (ii) exercise in full by the underwriters of such option
Cash Held in Trust:	$97.5 million *(95.6%)*, invested in U.S. government securities
Cash in Trust Per Common Share Not Held by Sponsors:	$5.73 per share
Potential Proceeds from Full Warrant Exercise:	$170.0 million (34 million warrants at $5.00)

CONFIDENTIAL

ACQUICOR
TECHNOLOGY INC.

Structure of Acquicor Technology Inc. (Cont.)

Sponsor Ownership:	20% of outstanding common shares, 36-month phased lockup after business combination
Management and UW Support:	Sponsors have a commitment to purchase $2 million of non-participatory units Underwriters have agreed to defer 2% of fees
Acquisition:	18 months to LOI, 24 months to close acquisition or trust proceeds returned to shareholders with interest; acquisition must be worth 80% of value of proceeds in trust
Conversion Rights:	Two step process: (i) At time of proposed acquisition, shareholder can elect to convert shares to cash; (ii) Shareholder only receives cash if he/she votes against acquisition AND acquisition is completed
Shareholder Approval:	Shareholders vote on any acquisition; if majority approve AND <20% elect to convert to cash, acquisition approved